Exhibit 3.1

Execution Version

AMENDMENT NO. 1 TO THE SIXTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT OF

PLAINS ALL AMERICAN GP LLC

This Amendment No. 1 (this “Amendment”) to the Sixth Amended and Restated Limited Liability Company Agreement of Plains All American GP LLC, a Delaware limited liability company (the “Company”), dated as of October 21, 2013 (as amended, the “Company Agreement”), is hereby adopted effective as of January 28, 2016, by Plains GP Holdings, L.P., a Delaware limited partnership (the “Sole Member”), as the sole member of the Company.  Capitalized terms used but not defined herein are used as defined in the Company Agreement.

WHEREAS, Plains All American Pipeline, L.P. (the “MLP”) has entered into a Fifth Amended and Restated Agreement of Limited Partnership (the “MLP Partnership Agreement”), pursuant to which the MLP will issue Series A Convertible Preferred Units (the “Series A Preferred Units”); and

WHEREAS, pursuant to the MLP Partnership Agreement, the holders of such Series A Preferred Units shall have the right to designate (the “Series A Designation Right”) a Director to the Board upon the occurrence of a Series A Trigger Event (as such term is defined in the MLP Partnership Agreement);

NOW, THEREFORE, in order to accommodate the Series A Designation Right, the Sole Member does hereby amend the Company Agreement as follows:

Section 1.  Section 5.1(b) of the Company Agreement is hereby amended to add the following provisions:

(v)                                 If a Series A Trigger Event (as such term is defined in the MLP Partnership Agreement) occurs, then the Series A Preferred Unitholders (as such term is defined in the MLP Partnership Agreement) shall have the Series A Designation Right as set forth in the MLP Partnership Agreement, but such right shall be subject to the terms set forth in this Agreement.  The Board representative identified in the notice delivered by the Series A Preferred Unitholders shall be referred to herein as the “Series A Designated Director.”  The Series A Designated Director must, in the reasonable judgment of the Board, (i) have the requisite skill and experience to serve as a director of a public company in the energy sector, (ii) not be prohibited from serving as a director pursuant to any rule or regulation of the Commission or any national securities exchange on which the common units representing limited partner interests in the MLP (the “MLP’s Common Units”) are listed or admitted to trading, and (iii) not be an employee or director of any Competitor (as defined below); provided that an individual employed by a financial institution, fund or investment vehicle, who serves as a director of a portfolio company of such institution, fund or investment vehicle, which portfolio company is a Competitor, shall not be excluded from serving as a Series A Designated Director solely by virtue of such role as a director of such portfolio company. For purposes of the immediately preceding sentence the term “Competitor” shall mean any entity that (a) is an operating company (and not a financial institution) and (b) competes with the MLP in the transportation, storage, terminaling or marketing of crude oil, natural gas liquids or natural gas in the United States or Canada.  If the Series A Preferred Unitholders exercise their right to appoint a Series A Designated Director, the Board shall consist of nine individuals designated as Directors, until such Series A Designated Director is removed pursuant to Section 5.1(b)(vi) or Section 5.1(b)(vii).  Any Series A Designated Director shall have all the rights and duties of a Director otherwise serving hereunder.

(vi)                              Prior to a Designation Right Termination Event (as defined below), the Series A Designated Director may be removed or replaced by the Series A Purchasers (as defined in the MLP Partnership Agreement) at any time for any reason and by the Sole Member for “cause” (as defined below); and any vacancy occurring by reason of the death, disability, resignation, removal or other cessation of a person serving as a Series A Designated Director shall be filled by a vote of the Series A Preferred Unitholders holding a majority of the then outstanding Series A Preferred Units and the subsequent delivery of written notice to the Company. As used herein, “cause” means that the Series A Designated Director (i) is prohibited from serving as a director under any rule or regulation of the Commission or any national securities exchange on which the MLP’s Common Units are listed; (ii) while serving as the Series A Designated Director, is convicted by a court of competent jurisdiction of a felony; (iii) a court of competent jurisdiction has entered, a final, non-appealable judgment finding the Series A Designated Director liable for actual fraud or willful misconduct against the MLP (including, but not limited to, intentionally or willfully failing to observe any obligations of confidentiality to the MLP); (iv) is determined to have acted intentionally or in bad faith in a manner that results in a material detriment to the assets, business or prospects of the MLP; or (v) is terminated, removed or resigns for any reason from his or her position, if any, with any such Series A Preferred Unitholder at which the Series A Designated Director was employed at the time of his or her appointment as the Series A Designated Director. Any action by the Series A Preferred Unitholders to designate, remove or replace a Series A Designated Director shall be evidenced in writing furnished to the Company, shall include a statement that the action has been approved by a vote of the Series A Preferred Unitholders holding a majority of the then outstanding Series A Preferred Units and shall be executed by or on behalf of the Series A Unitholders.

(vii)                           Upon payment by the MLP to the Series A Preferred Unitholders of all accrued but unpaid distributions on the Series A Preferred Units then outstanding (a “Designation Right Termination Event”), the right of the Series A Preferred Unitholders to designate a Series A Designated Director shall automatically terminate (unless and until another Series A Trigger Event shall have occurred) and the Series A Designated Director then serving as a member of the Board shall, promptly upon (and in any event within two (2) Business Days following) receipt of a written request from the Board, resign as a member of the Board. If the Series A Designated Director does not resign upon such request, then a majority of the other directors then serving on the Board may remove the Series A Designated Director as a member of the Board.

Section 2.  Section 8.2 of the Company Agreement is hereby amended to add the following provision:

(d)                                 Notwithstanding anything to the contrary contained herein, no amendment to Section 5.1(b)(v), Section 5.1(b)(vi), Section 5.1(b)(vii) or this Section 8.2(d) shall be effective without the consent of the Series A Preferred Unitholders holding a majority of the then outstanding Series A Preferred Units.

Section 3.  Except as hereby amended, the Company Agreement shall remain in full force and effect.

Section 4.  This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

Section 5.  If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be effected thereby.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

SOLE MEMBER:

PLAINS GP HOLDINGS, L.P.
By: PAA GP Holdings LLC, its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President, General Counsel and Secretary

Signature Page

Amendment No. 1 to the Sixth Amended and

Restated Limited Liability Company Agreement

of Plains All American GP LLC